Exhibit 12(d)
LG&E AND KU ENERGY LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

						Predeces-
	Successor (a)					sor (b)
	Year	Year	Year	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Oct. 31,
	2014	2013	2012	2011	2010	2010
Earnings, as defined:
Income from Continuing Operations
Before Income Taxes	$553	$551	$331	$419	$70	$300
Adjustment to reflect earnings from
equity method investments on a cash
basis (c)	(1)	(1)	33	(1)		(4)
Mark to market impact of derivative
instruments					2	(20)
	552	550	364	418	72	276

Total fixed charges as below	173	151	157	153	25	158

Total earnings	$725	$701	$521	$571	$97	$434

Fixed charges, as defined:
Interest charges (d) (e)	$167	$145	$151	$147	$24	$153
Estimated interest component of
operating rentals	6	6	6	6	1	5

Total fixed charges	$173	$151	$157	$153	$25	$158

Ratio of earnings to fixed charges	4.2	4.6	3.3	3.7	3.9	2.7

(a)	Post-acquisition activity covering the time period after October 31, 2010.
(b)	Pre-acquisition activity covering the time period prior to November 1, 2010.
(c)	Includes other-than-temporary impairment loss of $25 million in 2012.
(d)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(e)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.

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